                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )

                           Biolase Technology, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   0-19627
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

      Robert K. Mann, 17 Tripp road, Woodstock, CT 06281 (800) 397-0722
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G   to
report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be   filed
with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0-19627                  SCHEDULE 13D   Page   2      of   5     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person
           Robert K. Mann
           ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [XX ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           PF and OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
           United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     136,364
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      1,342,615*
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    136,364
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                1,342,615*
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           1,478,979*
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
           11.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
           IN                                     *Beneficial Ownership of
                                                   1,342,615 shares expressly
                                                   disclaimed
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Schedule 13D                                                    Robert K. Mann

ITEM 1. SECURITY AND ISSUER. The class of securities to which this Schedule relates is Common Stock, $.001 par value of the Issuer. The name and address of the principal executive offices of the Issuer is:


                              Biolase Technology, Inc.
                              981 Calle Amanecer
                              San Clemente, CA  92673


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The reporting person's name is Robert K. Mann.

     (b) The reporting person's business address is 17 Tripp Road, Woodstock, Connecticut 06281.

     (c) The reporting person's principal occupation is that of a registered agent for Program One, Inc. d/b/a Perspective Advisory Group, a registered investment advisor, whose address is 17 Tripp Road, Woodstock, Connecticut 06281.

     (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The reporting person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. 36,364 shares owned by the reporting person were acquired directly by the reporting person in a private placement occurring on October 16, 1996 (the "Private Placement") with personal funds at an aggregate price of $100,000. 100,000 shares owned by the reporting person in the form of $3.50 warrants were received by the reporting person as compensation for his involvement in the Private Placement. 76,365* shares which the reporting person may be deemed to beneficially own, but which are actually owned by PacVest Associates, Inc. ("PacVest"), a broker-dealer of which the reporting person is the principal stockholder, a director and officer, were acquired by PacVest as compensation in the Private Placement. 981,828* shares which the reporting person may be deemed to beneficially own, but which are actually owned by Trust Company of America ("TCA") for the benefit of various persons [including 18,182 shares owned for the benefit of Robert K. Mann and Sharon Mann (his wife)] and managed by Program One, Inc. d/b/a Perspective Advisory Group ("PAC"), a registered investment advisor of which the reporting person is the principal stockholder, a director and officer, were acquired by TCA in the Private Placement. To the best of the reporting person's knowledge, such acquisition was made with personal funds of the parties for whom the shares were acquired. In addition, approximately 156,860* and 109,380* shares were held by TCA and National Financial, respectively, on behalf of various persons. The reporting person may be deemed to beneficially own these shares because they are managed by PAC. To the best of the reporting person's knowledge, these acquisitions were made with personal funds of the parties for whom the shares were acquired. Except for the 18,182 shares described in brackets above, the reporting person expressly disclaims beneficial ownership of all of the shares marked with an asterisk(*).

ITEM 4. PURPOSE OF TRANSACTION. The purpose of the acquisition of securities of the Issuer is for investment. The reporting person may continue to acquire or dispose of securities of the Issuer directly owned by him or beneficially owned by him for investment purposes in the ordinary course of business.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The number of securities of the Issuer which the reporting person may be deemed to beneficially own is 1,478,979. Of those, 212,729 represent securities which the reporting person or PacVest has a right to acquire within 60 days. This aggregate represents approximately 11.8% of the Issuer's outstanding class of such securities. Except for 154,546 of these shares, the reporting person expressly disclaims beneficial ownership.

     (b) The reporting person has the sole power to vote and the sole power to dispose of 136,364 shares of the Issuer's securities. The reporting person may be deemed to share the power to vote and to dispose of 76,365 shares with PacVest. In addition, the reporting may be deemed to share the power to vote and to dispose of 1,266,250 shares with PAC (the "PAC Shares"). Except for 154,546 of these shares, the reporting person expressly disclaims beneficial ownership. The business address of PacVest and PAC is 17 Tripp Road, Woodstock, Connecticut 06281. PacVest is a registered securities broker-dealer and PAC is a registered investment advisor. Neither PacVest nor PAC during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Other than the acquisitions in the Private Placement described in Item 3, the reporting person has not effected any transactions in the securities of the Issuer since August 31, 1996.

     (d) Other than as described in this Schedule, no other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. The reporting person and/or PAC may have a power of attorney to dispose of the PAC shares received in the ordinary course of the reporting person and/or PAC's investment advisory business.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.   None.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  November 13, 1996                              /s/ Robert K. Mann
-----------------------------------              ------------------------------
              Date                                         Robert K. Mann